                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-35382
Resale Prospectus

                [LOGO OF PACIFIC AEROSPACE & ELECTRONICS, INC.]

                       1,598,000 Shares of Common Stock

Pacific Aerospace &          Pacific Aerospace develops, manufactures and
Electronics, Inc.            markets high-performance electronics and metal
430 Olds Station Road,       components and assemblies for the aerospace,
Third Floor                  defense, electronics and transportation industries
Wenatchee, Washington 98801  in the United States and Europe.
(509) 667-9600

Selling Shareholders:        These shares of common stock are being offered and
See Pages 15 and 16 for      sold from time to time by certain of our current
the Names of the Selling     shareholders.  We will not receive any of the
Shareholders.                proceeds from sale of these shares.

Closing Sale Price of        The Selling Shareholders may offer the shares to
Common Stock:                the public for prices computed as follows:
$1.50 per Share on May 9,    . Fixed prices,
2000                         . Prevailing market prices,
                             . Formula prices relating to prevailing market
Trading Market and Symbol:     prices, or
Nasdaq National Market       . Negotiated prices.
System - PCTH.

Potential investors should consider the Risk Factors starting on page 3 before purchasing the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                 May 10, 2000

                               TABLE OF CONTENTS

Section                                      Page
-------                                      ----
Risk Factors...............................     3
Information Incorporated by Reference......    12
Available Information......................    13
Selling Shareholders.......................    14
Plan of Distribution.......................    16
Experts....................................    17
Legal Matters..............................    17

                             ______________________


Prospective investors may rely only on information contained in this prospectus. Neither Pacific Aerospace & Electronics, Inc. (also referred to in this prospectus as "we," "Pacific Aerospace" or the "Company") nor the Selling Shareholders have authorized any person to provide prospective investors with any information other than that contained in this prospectus. This prospectus is not an offering in any jurisdiction where such offering is not permitted.
The information contained in this prospectus is correct only as of the date of the prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

                             ______________________

                                 RISK FACTORS
______________________________________________________________________________

An investment in shares of our common stock involves certain risks. You should carefully consider all of the information set forth in this prospectus. In particular, you should evaluate the following risk factors before making an investment in the shares of our common stock. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Some of these risk factors contain "forward-looking statements." These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from the forward-looking statements set forth in this section.

______________________________________________________________________________

We need to manage our rapid growth to be successful.

We have experienced rapid growth from both operations and acquisitions. This growth has placed and will continue to place significant demands on our managerial, administrative, financial and operational resources. For example, both our total number of employees and the number of our operating sites nearly doubled as a result of acquiring our European Aerospace Group, which was formed when we acquired Aeromet International PLC in July 1998. Our operating divisions have had different accounting systems, which we have integrated or are in the process of integrating. As we grow and our business operations become more complex, we will need to be increasingly diligent in our business decisions to comply with regulatory and accounting requirements. To manage our growth effectively, we must continue to improve our operational, accounting, financial and other management processes and systems. We must also continue to attract and retain highly skilled management and technical personnel.

We have reported net losses for recent periods, and we may continue to incur net losses.

We reported a net loss of $12,869,000 for our fiscal year ended May 31, 1999, and we reported a net loss of $5,195,000 for the nine months ended February 29, 2000. We can offer no assurance that profitable operations will be achieved in the near future or that any profitable operations will be sustained. Our ability to achieve a profitable level of operations in the future will depend on many factors, including our ability to reduce the level of our debt, to assimilate our recent and potential future acquisitions and to finance production, our ability to develop new products, the degree of market acceptance of existing and new products, and the level of competition in those markets in which we operate.

We have significant debt that could have disadvantages for us.

We incurred substantial debt and payment obligations to finance the Aeromet acquisition and ongoing operations. This debt could have important consequences, such as:

     . making us unable to obtain additional financing in the future, . diverting a significant portion of our cash flow to principal and interest payments and away from operations, acquisitions and capital expenditures,
     . increasing our interest expense, and decreasing our net income, . putting us at a competitive disadvantage in relation to competitors with less debt, or
     . limiting our flexibility in adjusting to downturns in our business or market conditions.

If we do not perform well in the future, we might not be able to pay our debt.

Our future financial and operating performance will determine our ability to pay our debt. Many factors affect our performance. Because some of these factors are beyond our control, we might not have sufficient cash flow to make our debt payments when scheduled, or at all. If we do not maintain sufficient cash flow to make our debt payments, we could be forced to:

     . reduce or delay capital expenditures, . dispose of material assets or operations, potentially at a loss, . restructure or refinance our debt at potentially higher rates of interest, or
     . seek additional equity capital, which would probably dilute the value of the shares held by our existing shareholders.

We may not be able to do any of these things, or we may not be able to do them on satisfactory terms. In addition, if we could not repay our secured debt, secured lenders could proceed against any collateral securing that debt.

Our debt limits our flexibility.

We must comply with a number of significant covenants imposed by the agreements that govern our debt. Those covenants restrict a number of our activities, including our ability to:

     . dispose of or create liens on assets, . incur additional indebtedness,
     .  prepay or amend certain debt,
     .  pay dividends or repurchase stock,
     . enter into sale and leaseback transactions, . make investments, loans or advances, . engage in acquisitions, mergers or consolidations, . make capital expenditures,
     .  change the business we conduct, or
     .  engage in certain transactions with related parties.

If we breach any of these covenants, the lenders may be able to declare all amounts we owe to be immediately due and payable. As a result, our lenders might terminate their commitments to extend further credit to us. In addition, if there is a change of control of our company, we may be required to repay our debt. Any of these events could harm our business and financial performance.

We may need to raise additional cash.

We believe that our existing cash and credit facilities will be sufficient to meet our obligations as they become due during fiscal 2000. However, we may need to obtain additional cash after fiscal 2000. Our actual cash needs, however, will depend on many unpredictable factors, including:

     . cash generated from or used by operations, . interest due on our variable rate debt, . early repayment of debt, redemption of preferred stock, or other unexpected cash expenditures,
     . capital expenditures required to remain competitive, and . cash required for acquired companies, future acquisitions, and financing transaction costs.

As a result of these factors, we cannot predict accurately the amount or timing of our future cash needs. If we cannot obtain additional cash if and when needed, we may be unable to fund all our obligations as they become due or at all. Should we need to dispose of assets to generate cash, we can offer no assurance that the carrying values will be realizable upon liquidation outside of the ordinary course of business. Our ability to obtain additional cash if and when needed could have a material adverse effect on our financial position and result of operations.

We need to manage the risks posed by our acquisitions and our acquisition strategy.

Pacific Aerospace has pursued an aggressive growth strategy. We expect to continue to evaluate and pursue potential strategic acquisitions. The success of this strategy depends on our ability to manage the risks associated with acquisitions. These risks include:

     . our ability to assess the value, strengths and weaknesses of acquisition candidates accurately,
     . our effectiveness in implementing necessary changes at newly acquired . subsidiaries,
     . possible diversion of management attention from our operations, and possible increased borrowings, disruption of product development cycles and dilution of earnings per share.

We incurred substantial losses because of our acquisition of Electronic Specialty Corporation and our investment in Orca Technologies, Inc. The size of our European Aerospace Group has caused and will continue to cause it to have a significant impact on our future financial results. If we do not manage these or other acquisition risks, our acquisition strategy may not succeed.

Maintaining our European Aerospace Group subjects us to additional risks because we have foreign operations.

These risks include:

     . our ability to manage operations in the United Kingdom effectively from our Wenatchee, Washington headquarters,
     . unfavorable changes in foreign government policies, regulations, tariffs, taxes and other trade barriers,
     . exchange controls and limitations on dividends or other payments, and . devaluations and fluctuations in currency exchange rates.

Our foreign operations also subject us to foreign currency risks.

Because of our European Aerospace Group, we may decide to engage in hedging transactions to protect against losses if the exchange rate between the U.S. dollar and the British pound sterling changes. However, hedging transactions may not completely offset such losses. Our European Aerospace Group has a few contracts that are in European currencies other than British pounds sterling, or in U.S. dollars. We believe that the conversion of European currencies to the Euro will not have a material adverse effect on the European Aerospace Group's business or financial condition.

We depend on some significant customers who may be able to influence our business.

Our top ten customers in terms of revenues during fiscal 1999 together accounted for approximately 47% of our revenues for that year, and no other customer accounted for more than 2% of our revenues. Only the top four customers individually accounted for 5% or more of our revenues, with The Boeing Company at approximately 13%, PACCAR, Inc. at approximately 8%, Rolls-Royce plc at approximately 7%, and British Aerospace plc at approximately 5%. Because of the relatively small number of customers for most of our products, our largest customers can influence product pricing and other terms of trade. If we were to lose any of our largest customers, or if they reduced or canceled orders, our business and financial performance could be harmed.

We operate in industries that are subject to cyclical downturns.

We operate in historically cyclical industries. The aerospace, defense and transportation industries are sensitive to general economic conditions, and past recessions have adversely affected these industries. In past years, a number of factors have adversely affected the aerospace industry, including increased fuel and labor costs, and intense price competition. Recently, the commercial aircraft industry has experienced a downturn in the rate of its growth due to changing economic conditions and as a result of the ongoing financial crisis in Asia, which has caused reduction in production rates for some commercial airline programs. Additional cancellations or delays in aircraft orders from Asian customers of Boeing or Airbus could reduce demand for our products and could have a material adverse effect on our business and financial performance. These cyclical factors and general economic conditions may lead to a downturn in demand for our core products.

The loss of any of our key management or technical personnel could negatively affect our ability to manage our business.

We believe that our ability to successfully implement our business strategy and to operate profitably depends significantly on the continued employment of our senior management team, led by our president, Donald A. Wright, and our significant technical personnel. We have key man life insurance policies on the life of Mr. Wright totaling $8 million. Our business and financial results could be materially adversely affected if Mr. Wright, other members of the senior management team, or significant technical personnel become unable or unwilling to continue in their present employment. In addition, our growth and future success will depend in large part on our ability to retain and attract additional board members, senior managers and highly skilled technical personnel. Competition for such individuals is intense, and we may not be successful in attracting and retaining them, which could interfere with our ability to manage our business.

We may not be able to convert all of our backlog into revenue.

We sell the majority of our products through individual purchase orders. Many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor. Historically, we have experienced no significant order cancellations. As of May 31, 1999, we had purchase orders and contractual arrangements evidencing anticipated future deliveries, which we treat as backlog, through fiscal year 2001 of approximately $100 million. We expect to deliver approximately $80 million of this backlog in fiscal year 2000. We may not be able to complete all of that backlog and book it as net sales, if we experience cancellations of pending contracts or terminations or reductions of contracts in progress.

We need to adapt to technological change and develop new products.

The market for our products is characterized by evolving technology and industry standards, changes in customer needs, adaptation of products to customer needs, and new product introductions. Our competitors from time to time may announce new products, enhancements, or technologies that have the potential to replace or render our existing products obsolete. Our success will depend on our ability to:

     . enhance our current products and develop new products to meet changing customer needs, and achieve market acceptance of those products, and
     . anticipate or respond to evolving industry standards and other technological changes on a timely and cost-effective basis.

We have substantial competition in many of the markets that we serve.

Many of our competitors have greater financial resources, broader experience, better name recognition and more substantial marketing operations than we do, and they represent substantial long-term competition for us. Components and products similar to those we make can be made by competitors using a number of different manufacturing processes. We believe that our manufacturing processes, proprietary technologies, and experience provide significant advantages to our customers. However, competitors can use alternative forms of manufacturing to produce many of the components and products that we make. In addition, we expect our competitors to continue making new developments, and our competitors could develop products that customers view as more effective or more economical than our product lines. We may not be able to compete successfully against current and future competitors, which could seriously harm our business.

If we cannot obtain raw materials when needed and at a reasonable cost, we could have difficulty producing cost-effective products and delivering them on time.

Our European Aerospace Group obtains approximately 70% of its titanium from one supplier and is subject to a lead time of approximately 65 weeks in ordering and obtaining titanium. While the European Aerospace Group generally has managed the ordering process to obtain titanium when needed, a labor strike at the supplier negatively affected the group's ability to obtain timely deliveries of titanium during fiscal 1999. Although the shortage of titanium did not have a material adverse effect on our European Aerospace Group's business or on our overall financial condition, we lost some business due to customers' dual sourcing contracts, and some customer orders that were expected to be delivered in fiscal 1999 were delayed into fiscal 2000. The effect of the strike emphasizes the fact that a failure to obtain titanium or other raw materials when we need them, or significant cost increases imposed by suppliers of raw materials such as titanium or aluminum, could damage our business and financial performance. We generally have readily available sources of all raw materials and supplies we need to manufacture our products and, where possible, we maintain alternate sources of supply. However, we do not have fixed price contracts or arrangements for all of the raw materials and other supplies we purchase. We have experienced in the past shortages of, or price increases for, certain raw materials and supplies that we use, and shortages or price increases may occur in the future. Future shortages or price fluctuations could have a material adverse effect on our ability to manufacture and sell our products in a timely and cost-effective manner.

We need to protect our intellectual property and proprietary rights, and protection may be costly and not always available.

Significant aspects of our business depend on proprietary processes, know-how and other technology that are not subject to patent protection. We rely on a combination of trade secret, copyright and trademark laws, confidentiality procedures, and other intellectual property protection to protect our proprietary technology. However, our competitors may still develop or utilize technology that is the same as or similar to our proprietary technology.

We have 33 U.S. patents, seven U.S. patent applications pending, two PCT International patent applications pending, one Canadian patent application pending, and one European patent enforceable in the U.K., most of which pertain to our U.S. Electronics Group. In addition, our European Aerospace Group has one patent application pending in several jurisdictions. We can provide no assurance that any of the patent applications will result in issued patents, that existing patents or any future patents will give us any competitive advantages for our products or technology, or that, if challenged, these patents will be held valid and enforceable. Most of our issued patents expire at various times over the next 15 years, with 18 patents expiring over the next five years. Although we believe that the manufacturing processes of much of our patented technology are sufficiently complex that competing products made with the same technology are unlikely, our competitors may be able to design competing products using the same or similar technology after these patents have expired.

Despite the precautions we have taken, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Existing intellectual property laws give only limited protection with respect to such actions, and policing violations of these laws is difficult. The laws of certain countries in which our products are or may be distributed do not protect products and intellectual property rights to the same extent as do the laws of the United States. We could be required to enter into costly litigation to enforce our intellectual property rights or to defend infringement claims by others. Infringement claims could require us to license the intellectual property rights of third parties, but licenses may not be available on reasonable terms, or at all.

We could be subject to product liability claims and lawsuits for harm caused by our products.

We maintain product liability insurance with a maximum coverage of $2 million. However, this insurance may not be sufficient to cover any claims that may arise. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business and financial performance.

We must comply with environmental laws, and any failure to do so could subject us to claims or regulatory action.

Our facilities are subject to regulations concerning solid waste disposal, hazardous materials generation, storage, use and disposal, air emissions, waste water discharge, employee health and other environmental matters. Proper waste disposal and environmental regulation are major considerations for us because a number of the metals, chemicals and other materials used in and resulting from our manufacturing processes are classified as hazardous substances and hazardous wastes. If we do not meet permitting and other requirements of applicable environmental laws, we could be liable for damages and for the costs of remedial actions. We could also be subject to fines or other penalties, including revocation of permits needed to conduct our business. Any permit revocation could require us to cease or limit production at one or more of our facilities, which could damage our business and financial performance. We have an ongoing program of monitoring and addressing environmental matters, and from time to time in the ordinary course of business we are required to address minor issues of noncompliance at our operating sites. From time to time, we identify certain operations or processes that lack required permits or otherwise are not in full compliance with applicable environmental laws. Although we believe these items have not been material to date, our policy is to take steps promptly to remedy any noncompliance.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a generator of hazardous materials, we are subject to financial exposure with regard to our properties even if we fully comply with these laws. In addition, certain of our facilities are located in industrial areas and have lengthy operating histories. As a consequence, it is possible that historical or neighboring activities have affected properties we currently own, and that, as a result, additional environmental issues may arise in the future, the precise nature of which we cannot now predict. Any present or future noncompliance with environmental laws or future discovery of contamination could have a material adverse effect on our results of operations or financial condition.

We are subject to costs and risks from our U.S. government contracts and federal laws.

Certain of our products are manufactured and sold under United States government contracts or subcontracts. As with all companies that provide products or services to the United States government, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Some of these regulations relate specifically to the seller-purchaser relationship with the government, such as the bidding and pricing rules. Under regulations of this type, we must observe certain pricing restrictions, produce and maintain detailed accounting data, and meet various other requirements. We are also subject to many regulations affecting the conduct of our business generally. For example, in the United States we must adhere to federal acquisition requirements and standards established by the Occupational Safety and Health Act relating to labor practices and occupational safety standards. We are currently updating and implementing written policies and training programs relating to employee health and safety matters at several of our facilities. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts, or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. In addition, some of our customers are in the defense industry, and loss of governmental certification by these customers could cause them to reduce or curtail their purchases from us, which could harm our business.

Our outstanding Series B Convertible Preferred Stock could adversely affect the interests of common shareholders.

Our outstanding Series B Convertible Preferred Stock is convertible into common stock at conversion prices that vary with the market price of our common stock. For that reason, and because each holder of Preferred Stock has the right to choose both the times at which the holder will convert and the amount that the holder will convert at any particular time, we cannot predict the conversion prices at which the Preferred Stock will be converted or the number of shares of common stock into which the Preferred Stock will be converted. In general, if the market price of our common stock rises, fewer shares will be issuable upon conversion, and if the market price of our common stock falls, more shares will be issuable upon conversion. However, if all of the 38,835 shares of Preferred Stock outstanding on May 5, 2000 were converted at $1.50, which was the conversion price on that date, it would be converted into an additional 2,589,000 shares of common stock. The shares of Common Stock issued upon conversion of the Preferred Stock can be resold by the holders into the public market pursuant to SEC Rule 144, subject to certain limitations, and, if requested by the holders, we are obligated to register those shares to the extent necessary to permit the holders to resell into the public market.

The conversion of Preferred Stock has resulted in dilution to the equity interests of other holders of our common stock and is expected to result in further dilution. This could result in a decrease in the relative voting power of the common stock outstanding prior to the conversion of the Preferred Stock. Furthermore, to the extent that the holders of the Preferred Stock convert and then sell their shares of common stock, the market price of the common stock could decrease because of the additional shares being sold into the market. A reduced price could allow the holders of the Preferred Stock to convert their shares into larger amounts of common stock, the sale of which could further depress the market price of the common stock and encourage short sales by the holders of the Preferred Stock or others. This could place further downward pressure on the market price of our common stock. In addition, the greater number of outstanding shares, the possibility of dilution and decreased market price, and the overhang resulting from the existence of the Preferred Stock could inhibit our opportunities to obtain additional public or private financing when and if needed or on terms acceptable to us. If the Company were sold, under certain circumstances, the holders of Preferred Stock would be entitled to payment of a designated amount from the sale proceeds before any payment could be made to holders of common stock.

The ability of the holders of Preferred Stock to convert at any time could make it possible, depending on the applicable conversion price, for a group of the holders to convert and retain a sufficient number of shares of common stock to effect a change of control of the Company.

If that occurred, in addition to the changes that would ordinarily be associated with a change in control, certain changes of control, such as beneficial ownership by a group of more than 35% of the voting power of outstanding stock, could have the effect of requiring us to offer to repurchase the notes held by each holder of the Company's 11 1/4% senior subordinated notes at a cash price equal to 101% of the principal amount, plus accrued interest and possible liquidated damages. We do not currently have sufficient cash to repurchase the notes, and a failure to offer to repurchase the notes in the event of such a change of control would constitute a default under the indenture.

Future issuances or resales of a significant number of shares of our common stock could negatively affect the market price of our stock.

Sales of a significant number of shares of common stock in the public market or the prospect of such sales could adversely affect the market price of our common stock. This offering covers the resale by the Selling Shareholders of 1,598,000 shares of common stock. As of May 5, 2000, we have also reserved 2,295,000 common shares for issuance under our publicly traded warrants, 3,353,948 common shares for issuance under options outstanding under our stock incentive plans, 86,637 common shares for issuance under options outstanding under our independent director stock plan, and 838,609 common shares for issuance under other warrants and options. We also have an employee stock purchase plan permitting employees to purchase shares of common stock using payroll deductions, subject to certain limits. Shares issued upon exercise of our outstanding warrants or options or pursuant to the employee stock purchase plan would be available for resale in the public markets, subject in some cases to volume and other limitations.

Any future issuance of a significant number of common shares, or any future resales by the holders of a significant number of common shares, or the prospect of such issuances or resales, could negatively affect the market price of our common stock.

                     INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the Selling Shareholders have sold all the shares.

          The following documents filed with the SEC are incorporated by reference in this prospectus:

          1.   Our annual report on Form 10-K for the year ended May 31, 1999;

          2. Our quarterly report on Form 10-Q for the quarter ended August 31, 1999;

          3. Our quarterly report on Form 10-Q for the quarter ended November 30, 1999;

          4. Our quarterly report on Form 10-Q for the quarter ended February 29, 2000;

          5.   Our definitive proxy statement dated September 3, 1999;

          6.   Our definitive proxy statement dated February 4, 2000; and

          7. The description of our common stock set forth in our registration statement on Form 8-B as filed with the SEC on February 6, 1997.

You may request free copies of these filings by writing or telephoning us at the following address: Pacific Aerospace & Electronics, Inc., 430 Olds Station Road, Third Floor, Wenatchee, Washington 98801, Attention: Mr. Tom Barrows, Investor Relations, (509) 667-9600.

The information relating to Pacific Aerospace contained in this prospectus is not comprehensive, and you should read it together with the information contained in the incorporated documents.

                             AVAILABLE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance you should refer to the copy of the contract or other document filed as an exhibit to the registration statement.

                             SELLING SHAREHOLDERS

The Selling Shareholders are offering up to 1,598,000 shares of common stock (the "Shares") pursuant to this prospectus. The Shares were sold by the Company to the Selling Shareholders in a private placement that closed on March 21, 2000. The private placement was made pursuant to the exemption from registration contained in Rule 506 of Regulation D under the Securities Act.

This prospectus and the related registration statement which has been filed by the Company with the SEC will allow the Selling Shareholders to resell the Shares to third parties according to the plan of distribution described in this prospectus. See "Plan of Distribution." In the stock purchase agreements between the Company and the Selling Shareholders, the Company agreed to use its best efforts to file this registration statement with the SEC in order to permit such resale.

No Selling Shareholder has held any position or office or has had any other material relationship with the Company or any of its affiliates within the past three years, except that Pensionkasse der Siemens-Gesellschaften in der Schweiz, the Pension Fund of the Siemens Companies in Switzerland ("Siemens"), has been a significant shareholder of the Company since November, 1998. The Company has been advised that as of May 5, 2000, Siemens held 1,550,000 shares of common stock, including the 150,000 shares covered by this prospectus, which constituted 5.20% of the outstanding common stock on that date. The Company believes that Siemens intends to sell pursuant to Rule 144 its shares of common stock not covered by this prospectus.

The following table sets forth certain information as of May 5, 2000, to the best of the Company's knowledge, regarding the ownership of common stock by the Selling Shareholders and as adjusted to give effect to the sale of the Shares offered by this prospectus.


                                                      Ownership After Offering
                                                      if All Shares Offered by
                                Shares        Shares  this Prospectus are Sold
                              Owned Prior     Being   ------------------------
Selling Shareholder          to Offering     Offered    Shares    Percent/(1)/
-------------------          ------------  ----------- -------  --------------

Bank Julius Baer & Co. Ltd.             0      350,000       0              --

GPM Globo Portfolio                     0      195,000       0              --
 Management AG

Capital International Fund              0      240,000       0              --
 Ltd.

Personalvorsorgestiftung                0       25,000       0              --
 FREY + GOETSCHI AG

Rallye                                  0        5,000       0              --

Lise Wildhaber                          0        3,000       0              --

Alfred Huettich                         0        3,000       0              --

Yvonne Loepfe                           0        5,000       0              --

Susanna Fried                           0        2,000       0              --

Thomas Brack                            0        5,000       0              --

Kurt Brack                              0       10,000       0              --

Radora Stiftung                         0       85,000       0              --

Galdano Stiftung                        0        1,000       0              --

Galaro Stiftung                         0        3,500       0              --

Par Stiftung                            0        2,500       0              --

Balonika Stiftung                       0        3,000       0              --

Polsa Management Ltd.,                  0       35,000       0              --
 B.V.I.

Salomon Guggenheim                      0       50,000       0              --


                                                                 Ownership After Offering
                                                                 if All Shares Offered by
                                    Shares           Shares      this Prospectus are Sold
                                  Owned Prior        Being      ---------------------------
Selling Shareholder               to Offering       Offered         Shares           Percent/(1)/
-------------------              ------------     -----------   -------------      ---------

Pensionkasse der                  1,550,000/(2)/      150,000       1,400,000/(2)/      4.70%
 Siemens-Gesellschaften in
 der Schweiz

F.I.T. Delta Growth Fund                  0            50,000               0             --

Hans Rahn                                 0            60,000               0             --

F.I.T. FRONTIER FUND                      0            40,000               0             --

Liechtensteinische                        0            50,000               0             --
 Landesbank AG

Coutts Bank (Switzerland)                 0            35,000               0             --
 Ltd., Zurich

Rabo Robeco Bank                          0           140,000               0             --
 (Switzerland) Ltd.

CAT Finance AG Zurich                     0            50,000               0             --
                                                  -----------
Total                                               1,598,000


____________________________________________
/(1)/ Based on the 29,800,618 shares of common stock outstanding on May 5, 2000.

/(2)/ Siemens filed a Form 144 with the SEC on approximately February 24, 2000, and based on that filing, the Company believes that Siemens intends to sell pursuant to Rule 144 the shares shown above as owned prior to this offering, other than its 150,000 shares covered by this prospectus. Accordingly, the shares owned by Siemens after this offering may be significantly less than the number shown above.

                              PLAN OF DISTRIBUTION

The Shares may be sold to third parties in transactions (a) on Nasdaq, (b) in privately negotiated transactions, (c) by writing options on the Shares, or (d) by a combination of such methods, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. In addition, any of the Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold in transactions complying with that Rule, rather than pursuant to this prospectus. However, there is no assurance that the Selling Shareholders will sell any or all of the Shares.

The Selling Shareholders may sell the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the buyers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Any broker-dealer may act as a broker-dealer on behalf of the Selling Shareholders in connection with the offering of certain of the Shares by the Selling Shareholders. The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares under this prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Shares as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

The Company will not receive any proceeds from sales of the Shares by the Selling Shareholders. The Company has agreed to pay certain expenses (other than any underwriting costs or selling commission and fees), in connection with the registration of the Shares. The Company has agreed to indemnify the Selling Shareholders, and the Selling Shareholders have agreed to indemnify the Company, against certain liabilities under the Securities Act.

                                    EXPERTS

The consolidated financial statements of Pacific Aerospace & Electronics, Inc. and subsidiaries incorporated by reference in this prospectus and identified below were audited by the following independent public accountants, as indicated in their reports:

     .    KPMG LLP for the fiscal years ended May 31, 1998 and 1999; and

     .    Moss Adams LLP for the fiscal year ended May 31, 1997.

These financial statements are incorporated by reference in this prospectus and included in the registration statement in reliance upon the authority of the above firms as experts in accounting and auditing.

                                 LEGAL MATTERS

The validity of the issuance of the Shares offered by this prospectus has been passed upon for the Company by Stoel Rives LLP of Seattle, Washington.

No person is authorized to give any
information or to make any
representation regarding this offering
other than those contained in this
prospectus.  Any further information
or representation has not been
authorized by Pacific Aerospace.  This           PACIFIC AEROSPACE &
prospectus does not constitute an                 ELECTRONICS, INC.
offer to sell or a solicitation of an
offer to buy the shares:

  . in any jurisdiction in which such              1,598,000 Shares
    offer to sell or solicitation is
    not unauthorized;                                     of

  . in any jurisdiction in which the                 Common Stock
    person making such offer or
    solicitation is not qualified to do
    so; or
                                               ________________________
  . to any person to whom it is
    unlawful to make such offer or                    PROSPECTUS
    solicitation.                              ________________________

The delivery of this prospectus and any
sale under this prospectus shall not                 May 10, 2000
create any implication that the
affairs of Pacific Aerospace are
unchanged, or that the information
contained in this prospectus is
correct, at any time after the date of
this prospectus.